November 12, 2015

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 7 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

Since our last property disposition notice to you, the Partnership has sold its interests in three local limited partnerships:  Red Oaks Estates, L.P., a Mississippi limited partnership (“Red Oaks”), School Square Limited Partnership, a Minnesota limited partnership (“School Square”), and 2nd Fairhaven, LLC, a Maryland limited liability company (“Fairhaven”). Red Oaks was sold by the Partnership in May 2015 and both the School Square and Fairhaven interests were sold by the Partnership in August 2015.  In an appraisal conducted in January 2015, the value of the Red Oaks apartment complex conducted with restrictions in place was determined to be $430,000 and the outstanding mortgage debt as of December 31, 2014 was approximately $635,000.  In an appraisal conducted in February 2015, the value of the School Square apartment complex conducted with restrictions in place was determined to be $615,000 and the outstanding mortgage debt as of December 31, 2014 was approximately $905,000.  In an appraisal conducted in January 2015, the value of the Fairhaven apartment complex conducted with restrictions in place was determined to be $345,000 and the outstanding mortgage debt as of December 31, 2014 was approximately $939,000.  Inasmuch as the appraisals indicated no remaining equity in the apartment complexes, the purchasers, which are not affiliates of the Partnership, paid the Partnership $28,500 for the Red Oaks limited partnership interest, $20,000 for the School Square limited partnership interest, and $25,000 for the Fairhaven limited liability company interest.  Each of the loans stayed in place.  All of the proceeds were used to pay accrued asset management fees of the Partnership.

The Partnership continues to own interests in five other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interests described herein will result in gross taxable income to Limited Partners which will be reflected in your 2015 K1, expected to be delivered to you approximately February or March 2016. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of these sales combined with the other 2015 Partnership activity which will all be reflected in the forthcoming K1.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
Investor Services
WNC & Associates, Inc.

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com